Filed by SunPower Corporation Pursuant to Rule
425 Under the Securities Act of 1933 And Deemed
Filed Pursuant to 14a-12 Under the Securities Act
of 1934
Subject Company: SunPower Corporation
Commission File No.: 000-51593

PowerLight Acquisition November, 2006

This presentation contains forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. This
press release contains forward looking statements as defined in the Private Securities Litigation Reform Act of 1995.  We use
words such as “believes,” “plans” and “expects” and similar expressions to identify forward-looking statements.  Forward-looking statements in this presentation include, but are not limited to, statements related to the benefits of the proposed transaction between SunPower and PowerLight, the completion of the transaction, our plans and expectations for financial performance, the accretive nature of the transaction and our ability to meet our long term financial model and margin projections, and the development and future cost structure of the solar power industry.  These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements, including difficulties encountered in integrating the merged businesses; the risk that the transaction does not close, including the risk that requisite stockholder and regulatory approvals may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the uncertainty of business and economic conditions and growth trends in the solar power industry;
our ability to obtain adequate supply of polysilicon and silicon ingots to manufacture our products and the price we pay for such material, our ability to ramp new production lines, our ability to realize expected manufacturing efficiencies, the possibility of production difficulties, the risk of continuation of supply of products and components from suppliers to PowerLight, including competitors of SunPower, and the continuation of existing large-scale PowerLight customer projects, and other risk factors are contained in documents that the company files with the SEC, including the Form 10-K for fiscal 2005 and its recent 10-Qs, as well as filings we make with regard to this transaction. SunPower is under no obligation to, and expressly disclaims any responsibility to update or alter, its forward-looking statements, whether as a result of new information, future events or otherwise.
Note that the financial information includes and identifies as such, non-GAAP financial information.  Management will provide a reconciliation to GAAP for this financial information.
Safe Harbor Statement

SunPower plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.
The Registration Statement will contain important information about SunPower,
PowerLight, the transaction and related matters. Investors and security holders are urged to read the Registration Statement carefully when they are available.
Investors and security holders will be able to obtain free copies of the
Registration Statement and other documents filed with the SEC by SunPower through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the
Registration Statement from SunPower by contacting Investor Relations at
408-240-5588 or http://investors.sunpowercorp.com/sec.cfm.
Important Registration Information

PowerLight Agreement Summary
• $265 MM upfront consideration
• $67.5 MM retention carve-out vesting over 2-4 years
• Tax-free merger; 40% cash and 60% stock
• Definitive agreement signed November 15, 2006
• Closing Q1 ’07 subject to customary closing conditions

PowerLight Acquisition Benefits • Investor Value – Accelerate revenue and EPS growth – EPS accretive (Non-GAAP) – Maintain long-term financial model objectives: 30/10/20

PowerLight Acquisition Benefits
• Investor Value
– Accelerate revenue and EPS growth
– EPS accretive (Non-GAAP)
– Maintain long-term financial model: 30/10/20
• Strategic Objectives
– Extend leadership in key applications and markets
– Apply technology leadership across the value chain
– Accelerate product innovation to drive channel efficiency
– Radically simplify & improve customer experience

SunPower / PowerLight Goals
• Market Leadership
– Commercial & residential in target markets
– US production homes
– Top solar brand
• Technology Leadership
– Highest efficiency solar cells and panels
– Lowest cost / kWh system solutions
• Compete with retail electric rates
– Reduce installed system cost 50% by 2012

Residential Retrofit New Production Homes Commercial & Public Power Plants SunPower and PowerLight Applications

Wafer Solar Cell Solar Panel System Ingot
• Highest conversion efficiency
• Unique, proprietary technology
• Manufacturing excellence
• Low engineering labor cost locations
Polysilicon
SunPower Value Chain Focus

PowerLight System Value Chain
• Large-scale customer focus
• Differentiated, high-value technology
• More than 50 U.S. and international patents
• Innovative financial solutions tailored to application
Engineering
Proj. Mngt. Monitor Service
Finance

Commercial Public Sector Marquee Customer Base Home Builders

Germany New Jersey Broad Geographic Footprint Nevada Hawaii Portugal Serpa Ground Breaking Q2 ‘06 California Spain Korea November 2006

• #1 US solar roofing product
• Light-weight, no roof penetrations
• Rapid installation, low labor cost
• Insulation and protection value
• Leverages high-efficiency panels
PowerLight Technology Leadership: PowerGuard®

PowerLight Software Tools
• Web-based solar
system performance
monitoring
• Includes real-time home
power consumption data
• Automated design
software facilitates
system layout
• Reduces system design
and costing effort
• Web-based solar
system performance
simulation
• Validated with 100s of
systems over 20 years
System Design Tools PVGrid Home Services Network

SunPower Technology Leadership SunPower 215 Watt Panel Conventional 165 Watt Panel Superior Performance Superior Aesthetics solar

PowerLight’s Bavaria Solarpark 6.3 MW: Conventional 8.3 MW: SunPower

Synergy Example: PowerTilt
• Patented next-gen commercial roofing system
• Product design incorporates mounting functionality
• Factory assembled by SunPower
• Integrated design reduces site labor
• Lowest cost / kWh system solution
TM

Synergy Example: SunTile® • Attractive aesthetics • Maximum power • Space efficient • Easy-install design PowerLight SunTile® Roof Integrated System

2007*
Revenue > $600 MM
EPS (Non-GAAP) Immediately accretive
Acquisition Financials
Post
Acquisition
Post
Acquisition
Short – Term Impact
Accelerates revenue and earnings growth
Gross margin deviates by 250 – 350 bps from model during 2007
Long – Term Goals
$1 billion run-rate revenue (2008)
Achieve 30 / 10 / 20 financial model by late 2008
*Assumes consolidation in the beginning of Q1’07.

Appendix Slides

PowerLight Profile
• Over 100 MW deployed or in deployment
• Global presence: US, Germany, Southern Europe, Korea
• Strong market position for U.S. commercial systems
• Strong market position for US solar production new homes
• Early market leader in solar power plants
• Complementary team and scope, low integration risk
• Executive leaders: 50 + years of solar expertise

System Design Leadership Opportunities
Components:
Supply chain:
Monitoring:
Features:
Assembly:
Mark-ups:
Five
Efficient
Performance + load
Integrated and efficient
Factory
30% gross margin model
Today
Today
Tomorrow
Tomorrow
Nine
Complex
Performance
Redundancy
Field & factory
Multiple
Opportunity
Opportunity

• Lowest cost tracker • Up to 35% more energy • Single controller drives 250 kW • Leverages high-efficiency cells Extend Technology Leadership : PowerTracker®

Radically Simplify and Improve the Experience
• Educate solar customers
• Reduce design and order time
• Rationalize equipment delivery
• Design to limit installation time
• Design to meet needs
– Roof life
– Insulation value
– Aesthetics
• Develop and train installers
• Integrate performance monitoring
• Reward customers

($40)
($20)
$0
$20
$40
$60
1 3 5 7 9 11 13 15 17 19 21 23 25
Year
2006 - CA Incentives
2016  - No Incentives
2016 – Goal: No Incentives
2006 – CA Incentives
Solar Customer Cash Flow
($ Thousands)
California Residential Solar Customer Economics

$0 $10 $20 $30 $40 $50 $60 $70 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4F Quarterly Revenue ($ Millions) $11 $16 $22 $29 $55 2005 2006 $70-72 SunPower Revenue Growth $42 $65

Actual
9/30/05
Actual
9/30/05
Sales
(1)
Gross Margin
Operating Expense
Operating Margin
19%
18%
0.4%
$22
Actual
9/30/06
Actual
9/30/06
25%
12%
13%
$65
Q4 2006
(Street)
Q4 2006
(Street)
26%
11%
15%
$71
Long Term
Target
Long Term
Target
30%
10%
20%
Note: Excludes non-cash charges.
(1) Sales estimates are First Call Consensus estimates.
30%+ CAGR
($ Millions)
SunPower Financial Results and Plan

0 100 200 300 400 At IPO Today Q4 2006 2007F 2008F Installed Capacity (MW / year) Line 1 Lines 1-3 Lines 1-4 Lines 8-12 Lines 5-7 Cell Manufacturing Ramp Plan

Wafer Solar Cell Solar Panel System Ingot
Polysilicon
Upstream Landscape
• High concentration of poly and ingot suppliers
• Poly prices and margins are attracting new entrants
– Approach: partner with new capacity providers
• Ingot manufacturing is next supply bottleneck
– Approach: JV in ingot manufacturing for 2007 and beyond

Growth Aligned With Silicon Supply Silicon Supply Position (MW) 0 50 100 150 200 250 2007F 2008F Jan 1 Capacity Annual Silicon

Conventional
Solar Cell
14 - 17%
Efficiency
SunPower’s
Solar Cell
20 - 22%
Efficiency
P
N
Light
Electrical
contacts
P
P P
N N
N
Electrical contacts Backside mirror
Light
Solar Cell Technology Comparison
Silicon wafer
Silicon wafer